EXHIBIT 9

2003-2004 Budget                        The Québec Economy: Recent Developments and Outlook

TABLE 1.2

ECONOMIC OUTLOOK FOR QUÉBEC
(percentage change)

	2002	2003
OUTPUT
— Real gross domestic product	4.3	2.5
— Gross domestic product	5.8	5.2
COMPONENTS OF EXPENDITURE
— Consumption	4.5	4.7
— Housing starts (in thousands)	42.5	40.2
— Business nonresidential investment	-1.0	4.1
— International exports of goods[1]	-0.8	0.8
COMPONENTS OF INCOME AND PRICES
— Wages and salaries	5.5	4.2
— Personal income	3.6	4.0
— Corporate profits	16.3	11.6
— Consumer prices	2.0	3.0
LABOUR MARKET
— Labour force	3.2	1.8
— Employment	3.4	1.7
— in thousands	118	61
— Unemployment rate[2]	8.6	8.6
FINANCIAL MARKETS — CANADA
— 3-month Treasury bills[2]	2.6	3.2
— 10-year Canadian bonds[2]	5.3	5.2
— Exchange rate (CAN$ in US¢)	63.7	71.2

1
Constant 1997 dollars.

2
Level in percent.

1